UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION        ------------------
                          WASHINGTON, D.C. 20549               SEC FILE NUMBER
                                                                  001-13057
                                                              ------------------
                                FORM 12B-25                   ------------------
                                                                CUSIP NUMBER
                        NOTIFICATION OF LATE FILING               731572103
                                                              ------------------

(Check One): [X] Form 10-K    [_] Form 20-F    [_] Form 11-K
             [_] Form 10-Q    [_] Form N-SAR   [_] Form N-CSR

               For Period Ended:    APRIL 2, 2005
                                 ------------------------------------

                       [_]  Transition Report on Form 10-K
                       [_]  Transition Report on Form 20-F
                       [_]  Transition Report on Form 11-K
                       [_]  Transition Report on Form 10-Q
                       [_]  Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ----------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

POLO RALPH LAUREN CORPORATION
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Full Name of Registrant


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Former Name if Applicable


650 MADISON AVENUE
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Address of Principal Executive Office (Street and Number)


NEW YORK, NY 10022
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City, State and Zip Code



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                                                                               2

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]     (a)      The reasons described in reasonable detail in Part
                        III of this form could not be eliminated without unreasonable effort or expense;

       [X]     (b)      The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, Form 11-K,
                        Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

       [X]     (c)      The accountant's statement or other exhibit required
                        by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Polo Ralph Lauren Corporation (the "Company") has previously announced that, like many companies in the retail industry, it has recently reviewed its accounting treatment for leases and has concluded that its financial statements for Fiscal 2001 through Fiscal 2004 and the first three quarters of Fiscal 2005 will need to be restated. Additionally, the Company has determined that such restatements will also reflect the consolidation of Ralph Lauren Media as of April 3, 2004 in accordance with FASB Interpretation 46R.

Due to the time, effort and expense involved in determining the effect of these adjustments to the Company's historical financial statements and to allow sufficient time for the Company to reflect these restatements and the related disclosures and provide for the necessary review of this information, it has found it necessary to delay the filing of its annual report on Form 10-K for the fiscal year ended April 2, 2005. Because of the delays caused by the restatements, the Company's inability to file timely could not be eliminated without unreasonable effort and expense. The Company now expects to file its Form 10-K on or before the 15th calendar day following the prescribed due date.


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                                                                               3

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

--------------------------------------------------------------------------------
      TRACEY T. TRAVIS                  212                     705-8200
         (Name)                     (Area Code)            (Telephone Number)
--------------------------------------------------------------------------------


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                      [X]   Yes     [_]   No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X]   Yes     [_]   No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects that the results of operations for fiscal 2005 to be reported in the Form 10-K will be substantially the same as those reported in the press release dated June 10, 2005. A copy of the press release was furnished on a current report on Form 8-K dated June 10, 2005 and is incorporated by reference in this item.



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                                                                               4



                         POLO RALPH LAUREN CORPORATION.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 16, 2005                      By /s/ Tracey T. Travis
                                             -----------------------------------
                                             Name:  Tracey T. Travis
                                             Title: Senior Vice President and
                                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).